CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Launch Programs in Northern Iraq

January 11th, 2012 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group” or the “Company”) is pleased to announce that it has signed a Memorandum of Agreement (“Agreement”) with the Canadian Institute of Education in Iraq (“CIE”) to launch Sprott-Shaw’s Business and Healthcare programs, and KGIC’s English Language programs within the northern provinces of Iraq.  Programs will be delivered via CIBT’s Global Learning Network (“GLN”) in real time between Vancouver, Canada and the Iraq campus.

Under the terms of the Agreement, CIE will market the programs, admit students and deliver the training in the northern Iraq market, while adhering to the standards set by the Company. The Company will provide program content, marketing and strategic support, train the trainers, and deliver a portion of the intended programs via the GLN. CIE will also become a recruiter for Sprott-Shaw and KGIC in Iraq. Students will complete a portion of their studies in Iraq, then transfer to the Company’s Canadian Campuses to further their education and work experience in Canada before returning to Iraq.

“We are pleased to become a contributing member of the global education community by providing North American educational contents to the people of Iraq,” commented Toby Chu, President, CEO and Vice Chairman of CIBT, “Our Global Learning Network once again demonstrated its effectiveness in delivering North American educational content to students from around the world at reduced financial cost, and completely eliminated the potential risk to our staff due to political disruptions, epidemic outbreaks or natural disaster.”

Canadian Institute of Education:

The Canadian Institute of Education (“CIE”) is based in Iraq and a new affiliate of the Company. CIE offers quality education from Canada and North America to the Iraqi community. The mission of CIE is to achieve excellence. CIE is dedicated to serving the Iraqi community by recognizing the diverse needs of individuals. CIE encourages personal and professional development through respect, appreciation and a commitment to quality education, as a foundation for life-long learning. As an institution of Education & learning, the CIE is committed to preparing students to be active, productive and successful contributors to the local and global community.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statement in this news release as to the programs expected to be offered under the agreement with the Canadian Institute of Education, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; uncertainties as to the acceptance of the arrangements with all parties involved; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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